Exhibit 99.1

Public & Investor Relations, Corporate & Marketing Communications

FOR:	OPTIBASE, LTD.

OPTIBASE CONTACT:	Yael Paz +972 99709 255 yaelp@optibase.com

KCSA CONTACTS:	Jeff Corbin (212) 896-1214 jcorbin@kcsa.com	Lee Roth (212) 896-1209 lroth@kcsa.com

OPTIBASE, LTD. ANNOUNCES FOURTH QUARTER
AND YEAR-END RESULTS

HERZLIYA, Israel, January 31 2005 – Optibase, Ltd. (NASDAQ: OBAS) a leader in advanced digital video solutions today announced fourth quarter and year-end results for the period ended December 31, 2004.

        Revenues for the fourth quarter ended December 31, 2004 were $6.6 million compared with $5.1 million for the same period a year ago, and $6.1 million in the third quarter of 2004. Pro forma net loss for the fourth quarter, excluding the effects of various costs and charges was $685,000 or $0.05 per basic and diluted share. This compared with a pro forma net loss of $238,000 or $0.02 per basic and diluted share for the third quarter and a pro forma net income of $892,000, or $0.06 per fully diluted share for the same quarter in 2003. Weighted average shares outstanding used in the calculations were 13.1 million for the fourth quarter 2004, 13.7 million for the third quarter, and 13.9 million for the same quarter in 2003.

        For the year ended December 31, 2004, revenues were $20.8 million compared with $19.4 million for the same period in 2003. Pro forma net Income, excluding the effects of the Cost and Charges, was $29,000 or $0.0 per fully diluted share, compared with a pro forma net income of $4.1 million, or $0.31 per fully diluted share, for the same period in 2003.

OPTIBASE REPORTS/2

        Including the effects of the Cost and Charges, net loss for the quarter and year ended December 31, 2004, was $2.8 and $3.7 million or $0.22 and $0.28 per basic and diluted share, respectively, compared with net income of $823,000 and $1.8 million or $0.06 and $0.14 per fully diluted share, respectively for the same periods in 2003, Weighted average shares outstanding used in the calculation for the period were approximately 13.1 and 13.1 million, respectively, Weighted average shares outstanding used in the calculation for the same periods in 2003 were approximately13.9 and 13.1 million. For the forth quarter, the company recorded cost and charges including the impairment charges related to the Media 100 restructuring, of approximately $2.1 million. For the year ended December 31, 2004 the company recorded cost and charges in the amount of $3.7 Million.

        As of December 31, 2004, the Company had cash, cash equivalents and other financial investments, net, of $52 million, and shareholders’ equity of $50.8 million, compared with $52.3 million and $54.5 million as for the year ended December 31, 2003. Financial income net, for the fourth quarter totaled $1.7 million.

        Uzi Breier CEO of Optibase, said, “2004 was an important year for Optibase. We are proud to have achieved an increase in revenues this past year. As we enter 2005, we intend to continue to focus our resources on the IPTV streaming market, which enables TV streaming to the households, by telecom operators. We believe the IPTV market holds significant growth potential and opportunity in the years to come. Through our recent restructuring, we believe Optibase is now better positioned to address this market.”

        He continued, ” Over the past year we have dedicated many resources to perfecting our technology and bringing it closer to the market’s needs. We have made significant progress with our H.264 encoding and streaming capabilities, are incorporating this technology into our Media Gateway platforms and are demonstrating to carriers worldwide. H.264, also known as MPEG-4 AVC (Advanced Video Coding), is a video compression standard that offers significantly greater compression than its predecessors, without compromising on the quality, aimed at overcoming network bandwidth limitations

        Mr. Breier added, “Our Video Technologies products continue to deliver cost-effective and innovative solutions for content creation and video streaming applications. Our recently announced cooperation with Nortel Networks is an excellent example of our successes in providing IP based solutions to the market. Working closely with Nortel Networks, we have enabled Paltel, the Palestinian Telecommunication Company, to deliver live video feeds over Nortel’s IP-based network, rather than on expensive satellite links. Utilizing IP connections rather then satellite links reduces the cost of video distribution services. We believe that Optibase today is well-positioned to address this industry trend.”

OPTIBASE REPORTS/3

About Optibase
Optibase, Ltd. (NASDAQ: OBAS) provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The Company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully-owned subsidiary in Mountain View, California and offices in Europe, Japan, China and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and Original Equipment Manufacturers’ partners. For further information, please visit www.optibase.com.

Conference Call:
Optibase has scheduled a conference call for 9 a.m. EST today, January 31, to discuss the fourth quarter results. For those unable to participate there will be replay available from 12:00 p.m. EDT on January 31, 2005, through 11:59 p.m. EST, February 2, 2004. Please call: 1-973-341-3080 (Domestic & International), ID REPLAY CODE: 4438537

Interested parties may access the conference call over the Internet via, www.kcsa.com. To listen to the live call, please go to the KCSA Web site at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software.

*Note A
Costs and charges defined above include amortization and impairment of goodwill and other acquisition-related charges, stock option charges, equity in loss of affiliate

OPTIBASE REPORTS/4

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com. This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

OPTIBASE REPORTS/5

Optibase Ltd.
Pro Forma Condensed Consolidated Statement of Operations
For the Period Ended December 31, 2004

(Excluding various costs and charges as described below)

	Year ended		Three months ended
	December 31 2004 $ Un audited	December 31 2003 $ Audited	December 31 2004 $ Un audited		December 31 2003 $ Audited

Revenues	20,848	19,377		6,570	5,109
Gross profit	11,488	10,869		3,634	2,922
Operating expenses:
Research and development, net	6,147	4,888		2,451	1,101
Selling, general and administrative	12,488	9,843		3,734	2,420
Total operating expenses	18,635	14,731		6,185	3,521
Operating loss	(7,147)	(3,862)		(2,551)	(599)
Other income (expenses)	1,508	(4)		125	-
Financial income, net	5,668	7,979		1,741	1,491
Net income (loss)	29	4,113		(685)	892
Net income (loss) per share:
EPS (LPS) - on a fully diluted
bases	$0.00	$0.31	$	(0.05)	$0.06
Number of shares used in computing
EPS (LPS) on a fully diluted bases	13,069	13,062		13,118	13,857

Amount in thousands, except per share data
The above pro forma amounts have been adjusted to exclude the following items:
Amortization and Impairment of goodwill and
other acquisition-related charges	3,056	-		2,116	-
Stock option charges	78	9		39	30
Other nonrecurring expenses	-	-		-	-
Impairment of other long term investment	-	1,364		-	-
Equity in loss of affiliate	575	907		(1)	39
Net effect of pro forma adjustments	3,709	2,280		2,154	69

OPTIBASE REPORTS/6

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended December 31, 2004

	Year ended		Three months ended
	December 31 2004 $ Un audited	December 31 2003 $ Audited	December 31 2004 $ Un audited	December 31 2003 $ Audited

Revenues	20,848	19,377	6,570	5,109
Gross profit	11,488	10,869	3,634	2,922
Operating expenses:
Research and development, net	6,264	4,839	2,501	1,106
Selling, general and administrative	12,694	9,901	3,828	2,445
Impairment charges	2,811	-	2,011	-
Total operating expenses	21,769	14,740	8,340	3,551
Operating loss	(10,281)	(3,871)	(4,706)	(629)
Other (expenses)	933	(2,275)	126	(39)
Financial income, net	5,668	7,979	1,741	1,491
Net income (loss) before tax	(3,680)	1,833	(2,839)	823
Provision for tax	-	-	-	-
Net income (loss)	(3,680)	1,833	(2,839)	823
Other comprehensive income
Unrealized holding (losses) gains on available
for sale securities	(459)	1,143	(200)	(164)
Total comprehensive income (loss)	(4,139)	2,976	(3,039)	659
Net income (loss) per share:
Before cumulative effect of changes in
accounting principle -
Basic	$(0.28)	$0.15	$(0.22)	$0.06
Diluted	$(0.28)	$0.14	$(0.22)	$0.06
Number of shares used in computing
Earning per share
Basic	13,069	12,510	13,118	12,838
Diluted	13,069	13,062	13,118	13,857
Amount in thousands, except per share data

OPTIBASE REPORTS/7

Optibase Ltd.
Condensed Consolidated Balance Sheets

	December 31 2004	December 31 2003

	Un audited	Audited

Assets
Current Assets:
Cash, cash equivalents and short term investments, net	51,977	52,258
Trade receivables net of bad debts	3,227	2,804
Inventories	4,893	3,652
Other receivables and prepaid expenses	1,567	1,777
Total current assets	61,664	60,491
Other long term investments	2,366	2,232
Fixed assets, net	1,393	1,386
Other assets, net	60	140
Total assets	65,483	64,249
Liabilities and shareholders' equity
Current Liabilities:
Current Maturities	-	14
Trade payables	2,685	1,470
Accrued expenses and other liabilities	9,802	6,207
Total current liabilities	12,487	7,691
Accrued severance pay	2,169	2,080
Long-Term lease	-	-
Total shareholders' equity	50,827	54,478
Total liabilities and shareholders' equity	65,483	64,249
Amounts in thousands